Exhibit 99.2

Vivendi Universal sells its stake in Monaco Telecom for €169 million

Paris, June 2, 2004 — Cable and Wireless plc and Vivendi Universal [Paris Bourse: EX FP; NYSE: V] today announced their agreement on the Cable and Wireless purchase of Vivendi Universal’s 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). The transaction is subject to the approval of the Monaco authorities.

Important Disclaimer :

This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Vivendi Universal will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, and disclaims any obligation, to provide, update or revise any forward-looking statements.

CONTACTS :

Média	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (1).71.71.1180	+33 (1).71.71.3291
Agnès Vétillart	Laurence Daniel
+33 (1).71.71.3082	+33 (1).71.71.1233
Alain Delrieu	New York
+33 (1).71.71.1086	Eileen McLaughlin
+(1) 212.572.8961